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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLOAN SECURITIES CORP.

OFFICIAL USE ONLY
17930
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO EXECUTIVE DRIVE
(No. and Street)

FORT LEE (City) NEW JERSEY (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES C. ACKERMAN 201-592-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROSENBERG RICH BAKER BERMAN & COMPANY
(Name – *if individual, state last, first, middle name*)

380 FOOTHILL ROAD, BRIDGEWATER, NEW JERSEY 08807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECD S.E.C.
FEB 04 2008
803

OATH OR AFFIRMATION

I, JAMES C. ACKERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLOAN SECURITIES CORP., as of OCTOBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Joanne O'Connell
Notary Public of New Jersey
My Commission Expires 8 / 31 / 09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Sloan Securities Corp.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended October 31, 2007

Sloan Securities Corp.
Index to the Financial Statements
October 31, 2007

Rosenberg Rich
Baker Berman
& COMPANY

A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Sloan Securities Corp.

We have audited the accompanying statement of financial condition of Sloan Securities Corp. as of October 31, 2007 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sloan Securities Corp. as of October 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 20, 2007

Sloan Securities Corp.
Statement of Financial Condition
October 31, 2007

Assets	
Cash and equivalents	$ 119,968
Deposit with clearing agent	106,815
Restricted cash	28,986
Due from clearing agent	537,476
Investment securities:	
Marketable	930,461
Not readily marketable	317
Commission receivable	74,471
Employee advances	2,888
Prepaid income taxes	42,000
Prepaid expenses and other assets	28,131
Total Current Assets	1,871,513
Office equipment and furniture, less accumulated depreciation of $75,501	103,356
Total Assets	1,974,869
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable	615,765
Accrued expenses	529,902
Income taxes payable	1,750
Total Current Liabilities	1,147,417
Agent deposit	25,000
Loan subordinated to the claims of general creditors	100,000
Total Liabilities	1,272,417
Commitments and Contingencies	-
Stockholder's Equity	
Common stock, no par value, 2,500 shares authorized; 200 shares issued and outstanding	18,000
Paid-in capital	99,599
Retained earnings	584,853
Total Stockholder's Equity	702,452
Total Liabilities and Stockholder's Equity	$ 1,974,869

See notes to the financial statements.

Sloan Securities Corp.
Statement of Income
Year Ended October 31, 2007

Revenues	
Commissions	$13,712,611
Investment banking fees	118,945
Advisory fees	115,593
Interest	37,193
Net gain on marketable investment securities	8,623
Total Income	13,992,965
Operating Expenses	
Commissions	4,802,104
Payroll and commissions	6,212,632
Payroll taxes and benefits	183,878
Clearing charges	1,109,519
Internet and trading systems	524,903
Office	113,854
Insurance	76,197
Regulatory fees	19,639
Dues and subscriptions	11,544
Telephone	34,202
Professional fees	121,125
Travel	40,483
Entertainment	80,468
Automobile expenses	32,981
Charity	60,823
Interest	14,135
Website design and maintenance	10,310
Rent	241,372
Depreciation	31,352
Miscellaneous	4,921
Consulting	41,165
Seminar fees and research	66,600
Licensing and continuing education	2,430
Total Operating Expenses	13,836,637
Income Before Income Taxes	156,328
Income Tax Expense	105,536
Net Income	$ 50,792

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Stockholder's Equity
Year Ended October 31, 2007

	Common Stock				
	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2006	200	$ 18,000	$ 99,599	$ 534,061	$ 651,660
Net income for the year ended October 31, 2007	-	-	-	50,792	50,792
Balance, October 31, 2007	200	$ 18,000	$ 99,599	$ 584,853	$ 702,452

See notes to the financial statements.

Sloan Securities Corp.
Statement of Changes in Subordinated Borrowings
Year Ended October 31, 2007

Subordinated borrowings at October 31, 2006	$ 100,000
Increases	-
Decreases	-
Subordinated borrowings at October 31, 2007	$ 100,000

See notes to the financial statements.

Sloan Securities Corp.
Statement of Cash Flows
Year Ended October 31, 2007

Cash Flows From Operating Activities:	
Net Income	$ 50,792
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	31,352
Decreases (Increases) in Assets	
Deposit with clearing agent	(3,835)
Restricted cash	(351)
Due from clearing agent	(43,796)
Investment securities, marketable	(147,883)
Investment securities, not readily marketable	538
Commission receivable	(42,183)
Employee advances	(2,888)
Prepaid income taxes	(42,000)
Prepaid expenses and other assets	(8,017)
Increases (Decreases) in Liabilities	
Accounts payable	(199,822)
Accrued expenses	552,397
Income taxes payable	(57,850)
Net Cash Flows Provided by Operating Activities	86,454
Cash Flows From Investing Activities:	
Purchases of office equipment and furniture	(61,336)
Net Cash Flows Used in Investing Activities	(61,336)
Net Increase in Cash and Equivalents	25,118
Cash and Equivalents, Beginning of Year	94,850
Cash and Equivalents, End of Year	$ 119,968
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest Paid	$ 14,135
Income Taxes Paid	$ 207,136

See notes to the financial statements.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of the Business

The Company is a Registered Broker Dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) (formerly the National Association of Securities Dealers (NASD)) and is a member of the Municipal Securities Rulemaking Board (MSRB). The Company is a brokerage firm that sells securities and provides banking and investment services to corporations and individuals located in forty states of the United States and various European and Asian countries.

Basis of Accounting

The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Restricted Cash

The Company, per the terms of one of its agency agreements, is required to maintain this account, as further described in the RESTRICTED CASH AND AGENT DEPOSIT footnote.

Marketable Investment Securities

Marketable securities are valued at fair market with the resulting realized difference between cost and market (or fair value) included in income. Fair market value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in the current income statement.

Income Taxes

The Company complies with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $2,588 for the year ended October 31, 2007.

NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

The cost of office equipment and furniture is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 3 to 5 years for computer equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Fair Value of Financial Instruments

The fair values of cash, accounts receivable, accounts payable and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. The carrying values of the Company's long-term obligations approximate their fair value. In accordance with Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," rates available at balance sheet date to the Company are used to estimate the fair value of existing debt.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK (Continued)

The Company is subject to credit risk arising from its transactions with its counterparties for securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms.

During 2006 through the current period, the Company declined to renew and remains without Errors and Omissions insurance coverage which could expose the Company or its representatives to claims without insurance protection.

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

INVESTMENT SECURITIES

Marketable Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased	Marketable Securities, Net
Money market mutual funds	$ 759,147	$ -	$ 759,147
Corporate stocks	847,814	(676,500)	171,314
Total	$1,606,961	$ (676,500)	$ 930,461

Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At October 31, 2007, these securities carried at estimated fair values consist of the following:

Description of Holdings	Cost	Fair Market Value
Restricted securities received as compensation	$ 14,355	$ 317

LOAN SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

One loan subordinated to the claims of general creditors for $100,000 is outstanding at October 31, 2007. The loan had been issued subject to a Subordinated Loan Agreement (the "Agreement") pursuant to the rules and regulations of the National Association of Securities Dealers, Inc., currently FINRA. The note payable is due January 31, 2008 to the 100% stockholder President of the corporation. During the year ended October 31, 2007, no amounts were paid on the note. Interest expense, at a rate of 7% per annum, paid to the President during the year ended October 31, 2007, was $7,000.

The Agreement may be withdrawn by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loan can be retired only if, after giving effect to such retirement, the Company meets net capital requirements governing withdrawal of subordinated debt.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2007, the Company has net capital of $504,397, which was $404,397 in excess of its required net capital. The Company's net capital ratio was 2.38 to 1. The Company's minimum net capital requirement is $100,000.

RELATED PARTY TRANSACTIONS

The loan subordinated to the claims of general creditors bears interest payable monthly at the rate of 7% per annum and is due by January 31, 2008. Interest expense paid to the stockholder during the year ended October 31, 2007 was $7,000. As of October 31, 2007, there was no interest payable on the outstanding loan.

During the year ended October 31, 2007, the Company renewed its office lease in New York, for a term of one year. During 2006, corporate activities at this location were closed and the space is currently occupied by an entity in which the company's stockholder holds an 18.3% investment interest. No rent has been charged to or received from the entity during the year.

INCOME TAXES

The income tax expense is comprised of the following:

	Federal	State	Total
Current	$ 91,740	$ 13,796	$ 105,536
Total	$ 91,740	$ 13,796	$ 105,536

OPERATING LEASES

The Company leased an automobile under a non-cancelable operating lease requiring future minimum monthly payments of $777 through January 2007. In February 2007, a new non-cancelable operating automobile lease was entered into requiring future minimum monthly payments of $1,745 through May, 2010.

Auto lease expense amounted to $18,036.

The Company leases office space in Fort Lee and Staten Island on a month-to-month basis. Additionally, the Company renewed its New York City office space lease through April 2011 at a rate of $9,275 per month, with increases of 2% cumulatively annually.

The total office lease expense amounted to $241,372.

401K PLAN

Subsequent to October 31, 2005, the Company established a 401k employee retirement plan for all eligible full time employees, effective December 2005. No employer match contributions have been included in the plan provisions.

GUARANTEE

The Company is required to maintain a standby letter of credit in the amount of $29,200 through May 2008. The letter of credit is to guarantee payment of leased office space in the event the Company does not pay in a timely manner. The Company has pledged a money market bank account as collateral. As of October 31, 2007, no amounts were drawn on the letter of credit.

RESTRICTED CASH AND AGENT DEPOSIT

The Company maintains a deposit of $25,000 under terms of an agreement with one of its agents. Pursuant to the agreement, the Company can apply the deposit as an offset against any unpaid indebtedness or liability of the agent due to the Company.

COMMITMENTS AND CONTINGENCIES

In October 2007, the Company completed its second of a six-year contract with its fully disclosed clearing agent. The contract requires minimum monthly charges, collateral deposit and net capital requirements. In the event of termination of this contract prior to its scheduled completion date, the Company would be liable to the clearing agent for its average monthly charge for the remaining months of the contract.

The Company is currently addressing compliance and regulatory matters that have been cited by the FINRA (formerly NASD) and the Securities and Exchange Commission (SEC) during the regulators' examinations of the firm. While the Company is cooperating and responding to such inquiries, the ultimate outcome of the FINRA's and the SEC's findings, actions, fines, penalties or sanctions, and the Company's response to such, is unknown at this time.

In addition, the Company is currently responding to correspondence received on behalf of a former client regarding allegations against Company representatives for alleged damages sustained of approximately $326,000 plus legal costs. The Company considers the allegations to be without merit and expects to vigorously defend any such claims if the matter proceeds to formal arbitration or civil litigation.

The Company is also a party to various other legal actions arising in the normal course of business. Management believes that the disposition of these actions will not have a material adverse effect on the financial position or results of operations of the Company.

Sloan Securities Corp.
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
October 31, 2007

NET CAPITAL	
Total Stockholders' Equity	$ 702,452
Add: Subordinated borrowings allowance in computation of net capital	100,000
Total Capital and Allowable Subordinated Borrowings	802,452
Deductions and/or Charges:	
Non-allowable assets:	
Fixed assets	103,356
Commission receivable	74,471
Employee advances	2,888
Prepaid income taxes	42,000
Prepaid expenses and other assets	28,131
Securities not readily marketable	317
Total Non-Allowable Assets	251,163
Net Capital Before Haircuts on Securities Positions	551,289
Haircut on marketable securities:	
Trading and investment securities	46,892
Total Haircut on Marketable Securities	46,892
Net Capital	$ 504,397
Aggregate Indebtedness from Statement of Financial Condition	$ 1,172,417
Unrecorded Contingent Liabilities:	
Letter of credit to landlord	29,200
AGGREGATE INDEBTEDNESS	$ 1,201,617
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum Net Capital Required (6 2/3% of aggregate indebtedness)	$ 80,108
Minimum Dollar Net Capital Requirement	$ 100,000
Excess Net Capital at 1,500 percent	$ 404,397
Excess Net Capital at 1,000 percent	$ 384,235
Ratio of Aggregate Indebtedness to Net Capital	2.38 to 1

There were no material differences between the computation of net capital presented and the Company's amended Focus Filing IIA of Form X-17A-5 as of October 31, 2007. No reconciliation has been included.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road • P.O. Box 6483 • Bridgewater, NJ 08807-0483
Phone: 908-231-1000 • FAX: 908-231-6894
Website: www.rrbb.com • E-Mail: info@rrbb.com

Carl S. Schwartz, CPA*
David N. Roth, CPA
Steven J. Truppo, CPA
Leonard M. Friedman, CPA◆♣
Gary A. Sherman, CPA*
Robert S. Quick, CPA
Pamela Bezner Ali, CPA
Marsha L. Baldinger, CPA, CFP★◆
Howard B. Condo, CPA

Aaron A. Rich, CPA●
Alvin P. Levine, CPA+

Daniel M. Brooks, CPA

*NJ and NY
+NJ and FL
●NJ, NY and PA
◆Accredited in Business Valuation
♣Certified Business Appraiser
★Certified Financial Planner

Other Office:

111 Dunnell Road
Maplewood, NJ 07040
973-763-6363
973-763-4430 Fax

Independent Auditors' Report on Internal Control Structure

To the Board of Directors and Stockholder of
Sloan Securities Corp.

In planning and performing our audit of the financial statements of Sloan Securities Corp. (the Company) as of and for the year ended October 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Sloan Securities Corp. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At October 31, 2007, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and various state regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 20, 2007

SLOAN SECURITIES CORP.

www.SloanSecurities.com
Investing made simple.

TWO EXECUTIVE DRIVE • FORT LEE, NEW JERSEY 07024 • (201) 592-9900 • Member NASD and SIPC
E-MAIL: info@SloanSecurities.com

CERTIFIED MAIL

December 19, 2007

RECEIVED
2008 FEB -4 PM 12:41
SEC / MR

U.S. Registration Branch
Mail Stop 8031
100 F Street NE
Washington DC 20549

Dear Sir/Madam:

Enclosed please find an original October 31, 2007 certified Annual Report of Sloan Securities Corp., satisfying regulatory requirements.

Sincerely,

SLOAN SECURITIES CORP.

By: [signature]
James C. A... CFO

JCA/am
Enclosure

END

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1. Article Addressed to:

U.S. Registration Branch
Mail Stop 8031
100 F Street NE
Washington DC 20549

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

DEC 26 2007

3. Service Type
☐ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7005 1160 0002 0983 1414

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540